

October 7, 2011

Via E-mail
William S. Oesterle
Chief Executive Officer
Angie's List, Inc.
1030 E. Washington Street
Indianapolis, Indiana 46202

> **Re:** **Angie's List, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 29, 2011**
> **File No. 333-176503**

Dear Mr. Oesterle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 42

1. We note your response to our comment 13 in our letter dated September 21, 2011. However, given that since 2008 service provider revenue has comprised a majority of your total revenue, and you expect service provider revenue to increase as a percentage of total revenue in the future, we believe investors will benefit from disclosure of the historical average contract term of your service providers. We note you provide the average contract term of 13.7 months as of June 30, 2011 for the general effect of exhibiting your ability to raise advertising rates with increased market penetration. In addition, we note that, historically, the average service provider contract terms have varied due to changes in your commission structure over time. Please explain your commission structure for the periods presented in your response and discuss how the

structure specifically causes variations in the average term of service provider contract over each period.

2. We note your responses to our comments eight, 14 and 20 in our letter dated September 21, 2011. Please explain whether you expect your marketing expenses to be "rapidly adjusted," and if so, how and when you expect to adjust these costs. In addition, please explain how you plan to sustain your business model in the event your advertising spending is decreased. Include discussion of your plans for sustaining growth, replacing lost members and achieving profitability.

Market Cohort Analysis, page 43

3. We note your revised disclosure provided in response to our comment 16 in our letter dated September 21, 2011. Please disclose how and when you determine a market has reached the appropriate level of penetration in order to begin offering your segments on an unbundled basis. Clarify why you do not offer unbundled service listings in less penetrated markets.

Executive Compensation, page 86

Summary Compensation Table, page 95

4. We note your disclosure provided on page 91 and in response to our comment 31 in our letter dated September 21, 2011. We note the amounts you have characterized as non-equity incentive plan awards for Ms. Hicks Bowman and Mr. Holt were not determined using a formula tied to the achievement of specific levels of performance, and were determined rather by your Chief Executive Officer's subjective view of the executives' performance. Therefore, it appears that you should report these awards in your Summary Compensation Table as bonus awards. Amounts disclosed under the bonus column are awards that were purely discretionary without correlation to satisfaction of specific performance measures. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

5. We note your disclosure provided on page 95 and in response to our comment 32 in our letter dated September 21, 2011. Specifically, we note you reported the $180,000 awarded to Mr. Oesterle in the form of a stock option for 9,911 shares granted in 2011, but awarded based on Mr. Oesterle's performance in 2010, in the column titled "Non-Equity Incentive Plan Compensation." Please tell us whether there was a right to stock payment embedded in the award. If so, then it appears the $180,000 award should be reported in the column titled "Option Awards." Please advise or revise. For further guidance, see Question 119.22 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Grants of Plan-Based Awards, page 96

6. Please tell us how you determined the $180,000 awarded to Mr. Oesterle in the form of stock options should be reported in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the table. Discuss whether the pre-established financial goals disclosed on page 93 were communicated to Mr. Oesterle at the beginning of the performance period.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Data Acquisition Costs, page F-9

7. We note your response to comment 39 from our letter dated September 21, 2011. It is unclear why you believe the guidance in ASC 350-30-25-4 for the purchase of an intangible asset is applicable to the costs you incurred to accumulate information from several different sources. It appears that these are costs incurred to develop an intangible asset, which are generally expensed as incurred.   Please provide a balanced discussion of all the accounting literature you considered, including the literature which does not support your accounting treatment for data acquisition costs. For example discuss the consideration given to whether these costs constitute start up costs described in ASC 720 that are expensed as incurred. Also discuss the consideration given to whether the costs incurred for existing markets should be expensed as the costs of maintain an existing intangible asset.

8. We note your response to comment 40 from our letter dated September 21, 2011 and your expanded disclosure of data acquisition costs at page 64. As previously requested, please discuss the significant estimates and assumptions involved in your assessment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Francis S. Currie, Esq.
        Davis Polk & Wardwell LLP